EXHIBIT 99.1

Press Release

Mer Telemanagement Solutions Ltd. Receives NASDAQ Notice of Minimum Bid Price Non-Compliance

RA'ANANA, Israel, September 17 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of business support systems (BSS) for comprehensive telecommunication management, telecommunications expense management (TEM) solutions and customer care & billing (CC&B) solutions, today announced that it has received a notice from The NASDAQ Stock Market stating that the minimum bid price of the Company's ordinary shares was below $1.00 per share for 30 consecutive business days and that the Company was therefore not in compliance with NASDAQ Marketplace Rule 5550(a)(2).  The notification letter has no effect at this time on the listing of the Company's ordinary shares on The NASDAQ Capital Market. The Company’s ordinary shares will continue to trade on The NASDAQ Capital Market under the symbol MTSL.

The notification letter states that the Company will be afforded 180 calendar days, or until March 15, 2010, to regain compliance with the minimum closing bid price requirement.  To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for at least ten consecutive business days.  NASDAQ may, in its discretion, require the Company’s ordinary shares to maintain a bid price of at least $1.00 per share for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that the Company has demonstrated an ability to maintain long-term compliance.

If the Company does not regain compliance by March 15, 2010, NASDAQ will provide written notification to the Company that the Company’s ordinary shares are subject to delisting.  At that time, the Company may appeal NASDAQ’s delisting determination to a NASDAQ Listing Qualifications Panel.  Alternatively, if the Company meets The NASDAQ Capital Market initial listing standards, with the exception of bid price, the Company should be granted an additional 180 calendar day compliance period.

The Company will consider available options to resolve the deficiency and regain compliance with the NASDAQ minimum bid price requirement.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications' expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS's Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

AnchorPoint TEM solutions that MTS acquired on December 2008 enable enterprises to gain visibility and control of strategic assets that drive key business processes and crucial competitive advantage. The AnchorPoint's software, consulting and managed services solutions - including integrated Invoice, Asset, and Usage Management and Business Analytics tools -- provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scaleable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, The Netherlands, and Brazil, as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. For more information please visit the MTS web site: http://www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

Contacts:

Company:
Alon Mualem
CFO
Tel: +972-9-7777-540
Email: Alon.Mualem@mtsint.com